UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Switch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No.: 87105L104			Page 2 of 5 Pages
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). EDWARD P ROSKI JR
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐ N/A
3.	SEC Use Only

4.	Citizenship or Place of Organization
UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,999,996

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	3,999,996

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,999,996
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9)
10.02
12.	Type of Reporting Person:
IN

CUSIP No.: 87105L104	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Switch, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 7135 S. Decatur Boulevard, Las Vegas, NV 89118 USA

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

ROSKI EDWARD P JR

Item 2(b).	Address of Principal Business Office or, if None, Residence: 13191 CROSSROADS PARKWAY NORTH 6TH FLOOR CITY OF INDUSTRY, CA 91746

Item 2(c).	Citizenship:
United Staes

Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e).	CUSIP Number:

87105L104

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a)-(c)(iv).	Ownership:

Items 5-11 of the cover pages are incorporated by reference.

CUSIP No.: 87105L104	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No.: 87105L104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2018
/s/ Edward P. Roski, Jr.
	Name:	Edward P. Roski, Jr.